UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
 (Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On April 3, 2025, SHL Telemedicine Ltd. (the “Company”) issued a press release entitled “SHL discloses write-offs and extraordinary items for full year results 2024”. A copy of the press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated by reference herein.  The press release contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

Exhibit	Description

99.1	Press release, dated April 3, 2025, issued by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd.

By:	/s/ Lior Haalman
Lior Haalman
Chief Financial Officer

April 3, 2025